STANDISH SMALL CAPITALIZATION EQUITY FUND II
                  AND STANDISH INTERNATIONAL FIXED INCOME FUND

                                  SERVICE PLAN

                               [_______ __,] 1999

      WHEREAS, Standish, Ayer & Wood Investment Trust (the "Trust") engages in the business of an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended;

      WHEREAS, Standish Small Capitalization Equity Fund II and Standish International Fixed Income Fund (each a "Fund"), each a series of the Trust, are divided into Institutional Class shares and Service Class shares;

      WHEREAS, the Trust, with respect to the Service Class shares of each Fund ("Service Shares"), desires to employ persons (the "Service Organizations") to act as nominees and record holders of Service Shares for their respective customers who are or may become beneficial owners of Service Shares (the "Customers") and to perform certain account administration and shareholder liaison services with respect to the Customers pursuant to Service Agreements between the Trust, on behalf of a Fund, and such Service Organizations (the "Agreements"). For avoidance of doubt, Service Organizations include, among others, fiduciaries and administrators of employee benefit, profit sharing or retirement plans and Customers of those Service Organizations include, among others, the plans' participants; and

      WHEREAS, the Trust, on behalf of each Fund, desires to adopt a Service Plan to compensate such Service Organizations for the services rendered to their Customers who are beneficial owners of Service Shares of the Funds, and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Service Plan will benefit each Fund and its Service Class shareholders.

      NOW THEREFORE, the Trust, on behalf of the Service Shares of each Fund, hereby adopts this Service Plan on the following terms and conditions:

      1. (a) The Trust, on behalf of the Service Shares of each Fund, is authorized to pay, no more frequently than monthly, each Service Organization the service fee specified in the agreement to be entered with such Service Organization for (1) administration services and (2) personal and account maintenance services performed and expenses incurred by the Service Organization in connection with the Service Shares. The fee paid for such services during any one year shall not exceed 0.25% of the average daily net asset value of the Service Shares which are owned beneficially by the Customers of the Service Organization during the relevant period.

            (b) Administration services and expenses for which a Service
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Organization may be compensated under this Service Plan include, without limitation: (i) acting as record holder and nominee of all Service Shares beneficially owned by Customers; (ii) establishing and maintaining individual accounts and records with respect to Service Shares owned by each Customer;
(iii) transmitting to the Fund on each day it is open for business a net subscription or net redemption order reflecting subscription, redemption and exchange orders received by it from Customers; (iv) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Shares; (v) receiving and transmitting funds representing the purchase price or redemption proceeds of such Service Shares; (vi) mailing Fund prospectuses, statements of additional information, periodic reports and subaccount information to Customers who are shareholders; (vii) providing such statistical and other information as may be reasonably requested by the Trust or necessary for the Trust to comply with applicable federal or state law; (viii) responding to requests for prospectuses by Customers who are shareholders; and (ix) assisting Customers who are shareholders in selecting dividend and other account options and opening custody accounts with the Service Organization.

            (c) Personal and account maintenance services and expenses for which a Service Organization may be compensated under this Plan include, without limitation: (i) providing facilities to answer inquiries and respond to correspondence with Customers and other investors about the status of their accounts or about other aspects of the Trust, the Funds or the Service Classes; and (ii) acting as liaison between Customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems.

      2. No payments shall be made pursuant to this Service Plan and any related agreement shall not take effect until the Service Plan, and any such agreement, has been approved for each Fund's Service Class by votes of a majority of both
(a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of the Service Plan or any agreements related to it (the "non-interested Trustees") cast at a meeting (or meetings) called for the purposes of voting on the Service Plan and such related agreement.

      3. This Service Plan shall remain in effect until the anniversary of the date first written above and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Service Plan in paragraph 2.

      4. The officers of the Trust shall provide the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of services performed by and fees paid to each Service Organization under the agreements and this Service Plan.

      5. This Service Plan may be terminated at any time by vote of a majority of the non-interested Trustees.


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      6. No material amendment to the Service Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

      7. The Trust shall preserve copies of this Service Plan and any related agreement and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of the Service Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

      IN WITNESS WHEREOF, the Trust, with respect to the Service Class of the Fund, has executed this Service Plan as of the day and year first written above.


                              STANDISH, AYER & WOOD INVESTMENT TRUST
                              on behalf of STANDISH SMALL CAPITALIZATION
                              EQUITY FUND II AND STANDISH
                              INTERNATIONAL FIXED INCOME FUND


                              By:
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                              Its:
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